As filed with the Securities and Exchange Commission on January 22, 2002
                                                      Registration No. 33-94542
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-8
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                             GLIMCHER REALTY TRUST

      (Exact name of registrant as specified in its declaration of trust)

           Maryland                             31-1390518
  (State or other jurisdiction of            (I.R.S. employer
   incorporation or organization)           identification no.)

                              20 South Third Street
                              Columbus, Ohio 43215
                                 (614) 621-9000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           -------------------------

                                Herbert Glimcher
                            Chief Executive Officer
                             Glimcher Realty Trust
                             20 South Third Street
                              Columbus, Ohio 43215
                                 (614) 621-9000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           -------------------------

                                   Copies to:
                              Alan S. Pearce, Esq.
                 Robinson Silverman Pearce Aronsohn & Berman LLP
                           1290 Avenue of the Americas
                            New York, New York 10104


     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

                                EXPLANATORY NOTE

     This Post-Effective Amendment No. 1 contains the form of prospectus to be used by certain officers or trustees of the Registrant with respect to the control securities acquired, or that will be acquired, by them pursuant to the Registrant's employee benefit plans.

                                2,074,129 Shares


                             Glimcher Realty Trust


                      Common Shares of Beneficial Interest


     This prospectus relates to 2,074,129 common shares of beneficial interest, also known as common shares, par value $.01 per share, of Glimcher Realty Trust, or the Company, being offered hereby for the account of certain of the Company's executive officers and trustees, also known as Selling Stockholders. All of the common shares offered hereby will be issued by the Company to Selling Stockholders upon their exercise of options to purchase common shares issued to them pursuant to (i) the Company's 1993 Employee Share Option Plan, (ii) the Company's 1993 Trustee Share Option Plan, and/or (iii) the Company's 1997 Incentive Plan.

     The common shares are listed on the New York Stock Exchange under the symbol "GRT." On January 18, 2002, the last sale price for the common shares as reported on the New York Stock Exchange was $17.77 per share.

     For a discussion of certain matters which should be considered by prospective purchasers of common shares, see "Risk Factors" commencing on page 3.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is January 22, 2002.

     You should rely only on the information contained in or incorporated by reference in this prospectus and the registration statement of which this document is a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This document may only be used where it is legal to sell these securities. You should assume that the information contained in this prospectus and the documents incorporated by reference is accurate only at their respective dates.

                             ----------------------

                                TABLE OF CONTENTS

                                                                            Page


     GENERAL ...............................................................-2-

     CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS ............-2-

     RISK FACTORS ..........................................................-3-

     THE COMPANY ...........................................................-9-

     USE OF PROCEEDS ......................................................-10-

     SELLING STOCKHOLDERS .................................................-10-

     PLAN OF DISTRIBUTION .................................................-12-

     DESCRIPTION OF CAPITAL STOCK .........................................-12-

     LEGAL MATTERS ........................................................-13-

     EXPERTS ..............................................................-13-

     AVAILABLE INFORMATION ................................................-14-

     DOCUMENTS INCORPORATED BY REFERENCE ..................................-14-

                                     GENERAL

     As used in this prospectus, references to "we", "our" and the "Company" are references to Glimcher Realty Trust, a Maryland real estate investment trust, and Glimcher Properties Limited Partnership, a Delaware limited partnership, as well as all entities in which Glimcher Realty Trust has a majority ownership interest. The term "properties" refers to the 102 retail properties in which the Company holds an interest as of the date of this prospectus, unless another date is specified, in which case the term "properties" shall refer to the retail properties in which we hold an interest as of that date.


           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This prospectus includes and incorporates by reference "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, estimates and projections about the industry and markets in which we operate. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control. Therefore, actual outcomes and results may differ materially from what is expressed, forecasted or implied in such forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

                                  RISK FACTORS

     You should carefully consider the risks described below before investing in our common shares. The occurrence of any of the following risks could harm our business and our prospects. In that event, our business may be negatively affected, the price of our common shares may decline and you may lose part or all of your investment.

     We are subject to risks inherent in owning real estate investments. Real property investments are subject to varying degrees of risk. If our properties do not generate sufficient income to meet operating expenses and other required expenditures, our ability to make distributions to you and the value of your shares will be adversely affected. Our income may be adversely affected by the general economic climate, local economic conditions, and other local conditions. Examples of other local conditions that could adversely affect our income include oversupply of space or reduced demand for rental space and newly developed properties, the attractiveness of our properties compared to other space, our ability to provide adequate maintenance, and fluctuation in real estate taxes, insurance and other operating costs. Income and real estate values may also be adversely affected by applicable laws, including tax laws, interest rate levels and the availability of financing. In addition, real estate investments are relatively illiquid and, therefore, our ability to sell our properties quickly in response to changes in economic or other conditions will be limited. In certain areas of the country there may be an oversupply of retail space. We cannot be sure that we will be able to lease space as tenants move out or as to the rents we may be able to charge the new tenants at such space.

     Bankruptcy of our tenants or downturns in our tenants' businesses may reduce our cash flow. Since we derive almost all of our income from rental payments, our cash available for distribution would be adversely affected if a significant number of our tenants were unable to meet their obligations to us, or if we were unable to lease vacant space in our properties on economically favorable terms. At any time, a tenant of our properties may seek the protection of the bankruptcy laws, which could result in the rejection and termination of that tenant's lease and thereby cause a reduction in the cash available for distribution. If a tenant files for bankruptcy, we cannot be sure that they will affirm their leases and continue to make rental payments in a timely manner. Some of our rents are based on a percentage of our tenants' sales. A downturn in a tenant's business may weaken its financial condition and result in a reduction in the percentage rent paid by that tenant or in the failure to make rent payments when due. Furthermore, certain of our tenants, including anchor tenants, hold the right under their leases to terminate their leases or reduce their rental rate if certain occupancy conditions are not met, if certain anchor tenants are closed, if certain sales levels or profit margins are not achieved or if an exclusive use provision is violated, all of which may adversely affect our cash available for distribution and the value of your shares.

     We face significant competition which may decrease the occupancy and rental rates of our properties. We compete with many commercial developers, real estate companies and major retailers. Some of these entities develop or own malls, value-oriented retail properties and community shopping centers that compete with us for tenants. We face competition for prime locations and for tenants. New super regional outlet malls or other value-oriented retail shopping centers with more convenient locations or better rents may attract our tenants or cause them to seek more favorable lease terms at or prior to renewal. In addition, many traditional retailers compete with value-oriented retailers for the same consumers by engaging in marketing and selling activities similar to those of value-oriented retailers, thus blurring the distinction between traditional retailers and value-oriented retailers. Furthermore, retailers at our properties may face increasing competition from e-commerce, outlet malls, discount shopping clubs, catalog companies, direct mail, telemarketing and home shopping networks.

     We rely on major tenants. At September 30, 2001, our two largest tenants were The Limited, Inc. and Wal-Mart. The Limited, Inc. represented 3.8% and Wal-Mart represented 5.4% of our annualized minimum rents. No other tenant represented more than 3.0% of the aggregate annualized minimum rents of our properties as of such date. Our financial position and our ability to make distributions may be adversely affected by the bankruptcy, insolvency or general downturn in the business of any such tenant, or in the event any such tenant does not renew its lease as it expires.

     Our operations could be affected if we lost key management personnel. Our executive officers have substantial experience in owning, operating, managing, acquiring and developing shopping centers. Our success will depend in large part upon the efforts of these executives. Although we have employment agreements with some executive officers, we cannot guarantee that they will remain with us. The loss of key management personnel could have a negative impact on our operations. In addition, there are no restrictions on the ability of these executives to compete with us after termination of their employment.

     Debt financing could adversely affect our performance. We had $1.21 billion of mortgage indebtedness and line of credit borrowings outstanding as of September 30, 2001. Of this debt, 63.1% matures during the next three years, including $179.6 million that matures this year. In addition, our $170.0 million secured credit facility, under which we have borrowed $164.2 million as of September 30, 2001, matures on January 31, 2004. A number of our outstanding loans will require lump sum or "balloon" payments for the outstanding principal balance at maturity, and we may finance future investments in the same manner. Our ability to repay indebtedness at maturity or otherwise may depend on our ability either to refinance such indebtedness or to sell our properties. We have no refinancing commitments covering any existing or future balloon payments. We cannot be sure that refinancing will be available on reasonable terms and conditions, that sales will occur or that the amounts received from sales will be sufficient to make the required balloon payments. If we are unable to repay any of our debt at or before maturity, we may have to borrow against properties that are not encumbered or under our credit facility, to the extent we have availability thereunder, to make such repayments. In addition, a lender could foreclose on the property or properties securing its debt. This could cause us to lose part or all of our investment, which could reduce the value of our common shares and the distributions payable to you. All of our properties are pledged as security for repayment of mortgage indebtedness or indebtedness under our credit facility.

     Our Board of Trustees has unlimited authority to increase the amount of debt we may incur. Our Board of Trustees determines our financing policies and can amend or revise those policies at any time without a vote of our shareholders. In addition, our organizational documents do not limit the amount of indebtedness that we may incur or the ratio of debt to total market capitalization that we must maintain. Although our trustees have no present intention to change any of these policies, revisions to these policies could result in a more highly leveraged company with an increased risk of default on indebtedness and an increase in debt service charges. We may also, without shareholder vote, continue to use leverage through borrowing under our credit facility and on our unencumbered properties to increase the number and size of our investments. Our use of leverage presents an additional element of risk if cash flow from our properties is insufficient to meet both debt payment obligations and the distribution requirements of the real estate investment trust (also known as a REIT) provisions of the Internal Revenue Code of 1986, as amended, or the Code.

     Certain of our financing arrangements contain limitations on the amount of debt we may incur. Our credit facility is the most restrictive of our financing arrangements, and as of September 30, 2001, the additional amount that we may borrow based upon the restrictive covenants in the credit facility was $77.2 million. Our ratio of debt to total market capitalization is 64.5% as of September 30, 2001. As used herein, "total market capitalization" means the sum of the outstanding amount of all our indebtedness, the total liquidation preference of all our preferred shares and the total market value of our common shares and units of partnership interest of Glimcher Properties Limited Partnership (based on the closing price of our shares as of September 30, 2001).

     An increase in interest rates could cause a decrease in the market price of the common shares and adversely affect our ability to pay distributions to you. A variety of factors may influence the price of our common shares in public trading markets. We believe that investors generally perceive REITs as yield-driven investments and compare the annual yield from distributions by REITs with yields on various other types of financial instruments. Thus, an increase in market interest rates generally could adversely affect the market price of our common shares. In addition, increases in interest rates on variable rate indebtedness would increase our interest expense, which could adversely affect our cash flow and ability to pay distributions to you. At September 30, 2001, $365.7 million of our mortgage indebtedness were subject to variable interest rates.

     Our financial condition could be adversely affected by financial covenants. Our mortgage indebtedness and credit facility impose certain financial and operating restrictions on us and our properties and also impose restrictions on subordinated financing secured by such properties and financings of our other assets and properties. These restrictions include restrictions on borrowings, prepayments and distributions. Additionally, our credit facility requires us to meet certain financial tests and some of our mortgage indebtedness provides for prepayment penalties, each of which could restrict our financial flexibility.

     We could incur significant costs related to environmental issues. Under some environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of on real property, may be liable for the costs of investigating and remediating these substances on or under the property. The federal Comprehensive Environmental Response, Compensation & Liability Act, as amended, and similar state laws, impose liability on a joint and several basis, regardless of whether the owner, operator or other responsible party knew of or was at fault for the presence of such hazardous substances. In connection with the ownership or operation of our properties, we could be liable for such costs in the future. The costs of any required remediation and liability therefore as to any property could be substantial under these enactments and could exceed the value of the property and or our aggregate assets. The presence of hazardous or toxic substances, or the failure to properly remediate such substances, also may adversely affect our ability to sell or rent a property or to borrow funds using such property as collateral. In addition, environmental laws may impose restrictions on the manner in which we use our properties or operate our business, and these restrictions may require expenditures for compliance.

     We do not believe that we currently are subject to any material environmental remediation obligations. However, we cannot assure you that a material environmental claim or compliance obligation will not arise in the future. The costs of defending against any claims of liability, of remediating a contaminated property, or of complying with future environmental requirements could be substantial and affect our operating results.

     We may incur significant costs complying with the Americans with Disabilities Act and similar laws. Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements related to access and use by disabled persons. We may incur additional costs of complying with the Americans with Disabilities Act in the future. Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. We cannot predict the ultimate cost of complying with these laws. If we incur substantial costs to comply with this statute and any other legislation, our financial condition, results of operations, cash flow, the value of your shares and our ability to pay distributions to you could be adversely affected.

     We may be unable to successfully develop properties or operate developed properties. In addition to completing our existing development activities, we intend to selectively pursue development projects. However, as a result of economic and other conditions, development projects may not be pursued or may be completed later or with higher costs than anticipated. These projects generally require various governmental and other approvals, which we cannot be sure we will receive. Development activities involve important risks. These risks include the expenditure of funds on and devotion of our time to projects which may not come to fruition; the risk that construction costs of a project may exceed original estimates, possibly making the project uneconomical; the risk that we may not be able to obtain construction financing and permanent financing and the risk that such financing terms may not be favorable to us; and the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable. In the event of an unsuccessful development project, our loss could exceed our investment in the project.

     We are subject to certain limitations on property sales and conflicts of interest. Glimcher Properties Limited Partnership may not enter into certain transactions, including the sale of all or substantially all of its assets, without consent from the holders of a majority of the units of partnership interest in Glimcher Properties Limited Partnership (excluding Glimcher Realty Trust). This majority vote requirement effectively means that any such transaction must be approved by Herbert Glimcher and David. J. Glimcher because, together, they own approximately 4.68% of the units in Glimcher Properties Limited Partnership (which constitutes more than a majority of the units in Glimcher Properties Limited Partnership other than those owned by Glimcher Realty Trust). This veto right may limit our ability to enter into a liquidating transaction that may be in our shareholders' interest.

     As a result of Herbert Glimcher's and David. J. Glimcher's status as holders of both common shares and units, they have interests that conflict with our shareholders with respect to business decisions affecting Glimcher Realty Trust and Glimcher Properties Limited Partnership. In particular, as holders of units, they may suffer different and/or more adverse tax consequences than Glimcher Realty Trust upon the sale or refinancing of some of our properties due to unrealized gains attributable to these properties. Therefore, Glimcher Realty Trust may have objectives different from Herbert Glimcher and David. J. Glimcher regarding the appropriate pricing and timing of any sale or refinancing of certain of our properties. Although we (through a wholly owned subsidiary), as the sole general partner of Glimcher Properties Limited Partnership, have the exclusive authority as to whether and on what terms to sell or refinance an individual property, Herbert Glimcher and David. J. Glimcher might seek to influence us not to sell or refinance certain of our properties, even though those actions might otherwise be financially advantageous to Glimcher Realty Trust. They also may seek to influence us to refinance a property with a higher level of debt than would be in Glimcher Realty Trust's best interests.

     The results of operations for our properties depend on the economic conditions of the regions of the United States in which they are located. Our results of operations and distributions to you will be subject generally to economic conditions in the regions in which our properties are located.

     Our ability to operate or dispose of our partially-owned properties may be restricted. We own partial interests in seven mall properties (Polaris Fashion Place, The SuperMall of the Great Northwest, Northwest Mall, Eastland Mall, Dayton Mall, Colonial Park Mall and Almeda Mall). In addition, we may own partial interests in additional properties in the future. Partnership or joint venture investments may involve risks not otherwise present for wholly owned properties. These risks include the possibility that our partners or co-venturers might become bankrupt, might have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy to maintain our qualification as a REIT. Additionally, where we serve as the managing member of a property-owning entity, we may have certain fiduciary responsibilities to the other participants in such entity. There is no limitation under our organizational documents as to the amount of funds that may be invested in partnerships or joint ventures.

     We need the consent of our partners for all major decisions affecting the SuperMall of the Great Northwest, Northwest Mall, Eastland Mall, Dayton Mall, Colonial Park Mall, Almeda Mall and Polaris Fashion Place. Decisions requiring their consent include the sale or refinancing of these properties, certain capital improvements and alterations, the borrowing of funds, revisions to these properties' business plans and budgets after they have been approved by the partners, certain modifications to leases, the making of any distributions other than as provided in the operating agreements and certain other changes in the operations of these properties or entities which own such properties. To the extent these consents are not forthcoming or delayed, our plans for these properties or property-owning entities may be adversely affected. Furthermore, we may, in certain circumstances, including a default under the applicable operating or management agreements, be removed as the manager of such properties. In that event, we would lose day to day control over the related property. Each of the operating agreements governing Polaris Fashion Place, The SuperMall of the Great Northwest, Northwest Mall, Eastland Mall, Dayton Mall, Colonial Park Mall and Almeda Mall also contain provisions that could force us to sell all of our interest in, or buy all of our partners' interest in, such entity or property. These provisions may be triggered at a time when it is not advantageous for us to either buy our partners' interests or sell our interest. The agreements governing future ventures are expected to contain similar provisions.

     There are limits on the ownership of our shares of beneficial interest and limits on changes in control resulting from a staggered board and our ability to issue preferred shares. In order to maintain our qualification as a REIT for federal income tax purposes, not more than 50% in value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of our taxable year.

     To ensure that we will not fail to qualify as a REIT under this test, our Declaration of Trust authorizes the trustees to take such action as may be required to preserve our qualification as a REIT and to limit any person, other than (i) Herbert Glimcher and David. J. Glimcher, and (ii) any of our trustees, employees and other persons approved by the trustees, to direct or indirect ownership of 8.0% of the lesser of the number or value of our outstanding shares of beneficial interest. The trustees may not grant an exemption from this ownership limitation if it would cause our status as a REIT to terminate for federal income tax purposes. Herbert Glimcher and David. J. Glimcher are limited to an aggregate 25% direct or indirect ownership interest in the Company. Our organizational documents also authorize our Board of Trustees to take such action as may be required to preserve our qualification as a REIT for federal income tax purposes and to limit any person, other than persons they except from this requirement, to direct or indirect ownership of 9.9% of the lesser of the number or the value of the total 9 1/4% Series B Cumulative Redeemable Preferred Shares outstanding. Despite these provisions, we cannot be sure that there will not be five or fewer individuals who will own more than 50% in value of our outstanding shares of beneficial interest, thereby causing us to fail to qualify as a REIT. The ownership limits may also discourage a change of control of the company.

     Our Board of Trustees is divided into three classes. The terms of Class I, Class II and Class III trustees currently expire in 2002, 2003 and 2004, respectively. Trustees for each class will be chosen for a three year term upon the expiration of their current term, and each year one class of trustees will be elected by our shareholders. The staggered terms for trustees may affect the ability of our shareholders to change control of the company even if a change of control were in the interests of our shareholders.

     Our Declaration of Trust authorizes our Board of Trustees to establish one or more series of preferred shares and to determine the preferences, rights and other terms of any series. As of January 10, 2002, we had outstanding 5,118,000 9 1/4% Series B Cumulative Redeemable Preferred Shares having a total liquidation preference of $127,950,000 and 30,183,553 common shares. Our Board of Trustees could authorize us to issue other series of preferred shares that could deter or impede a merger, tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interest or in which our shareholders might receive a premium for their shares over the then current market price of such shares.

     Our failure to qualify as a REIT would have serious adverse consequences to you. We qualify as a REIT under the Code. We cannot be sure that we will remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions, of which there are only a limited number of judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within our control may impact our ability to qualify as a REIT under the Code. In addition, we cannot be sure that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws relating to REITs, or the federal income tax consequences of REIT qualification. Congress has proposed legislation to modify certain tax rules concerning REITs. It is not known whether these or other laws will be enacted and, if enacted, what import they will have on our ability to operate as a REIT.

     If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will also be disqualified from treatment as a REIT for the four taxable years following the year during which our qualification was lost. That would reduce our net earnings available for investment or distribution to shareholders because of the additional tax liability to us for the year or years involved. In addition, we would no longer be required by the Code to make any distributions as a condition to REIT qualification. To the extent that distributions to our shareholders may have been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or to liquidate certain of our investments to pay the applicable tax.

     Our ownership interests in certain partnerships and other ventures are subject to certain tax risks. All of our property interests and other investments are made or held through Glimcher Properties Limited Partnership or partnerships, limited liability companies or other ventures in which Glimcher Properties Limited Partnership has an interest, or the Subsidiary Partnerships. The ownership of these interests may involve special tax risks for us. These risks include possible challenge by the IRS of allocations of income and expense items which could affect the computation of our taxable income, or a challenge to the status of Glimcher Properties Limited Partnership or the Subsidiary Partnerships as partnerships (as opposed to associations taxable as corporations) for income tax purposes, as well as the possibility of action being taken by us, Glimcher Properties Limited Partnership or the Subsidiary Partnerships or the owners of the Subsidiary Partnerships that could adversely affect our qualification as a REIT, for example, by requiring the sale of a property. We believe that Glimcher Properties Limited Partnership and each of the Subsidiary Partnerships will be treated for tax purposes as partnerships (and not as associations taxable as corporations). If Glimcher Properties Limited Partnership or any

Subsidiary Partnership were treated as an association, such entity would be taxable as a corporation. If our ownership interest in any entity taxable as a corporation exceeded 10% (in terms of vote or value) of such entity's outstanding stock (unless such entity were a "taxable REIT subsidiary") or the value of our interest exceeded 5% of the value of our assets, we would cease to qualify as a REIT; distributions from any of these entities to us would be treated as distributions; and we would not be able to deduct our share of losses, if any, generated by such entity in computing its taxable income.


                                   THE COMPANY

     Glimcher Realty Trust is a self-administered and self-managed Maryland real estate investment trust which commenced business operations in January 1994 at the time of its initial public offering. We own, lease, manage and develop a portfolio of retail properties consisting of regional and super regional malls (including value-oriented super regional malls) and community shopping centers (including single tenant retail properties). In addition to properties owned and operated by us, we have interests, ranging from 20% to 50%, in seven properties and own and operate those properties through partnerships and joint ventures with other parties. As of September 30, 2001, we owned interests in and managed 102 properties, consisting of 22 mall properties (including value-oriented super-regional malls) and 80 community centers (including 7 single tenant retail properties) located in 27 states. The properties contain an aggregate of approximately 29.8 million square feet of gross leasable area, or GLA, of which approximately 92.3% was leased as of September 30, 2001.

     We are focused on achieving growth in multiple retail formats which appeal to a wide range of consumers and to national and regional tenants in selected markets throughout the United States. Through the application of technology and the introduction of entertainment concepts, we have developed new designs and formats for retail properties in order to forge strong ties with a broad group of retailers and to appeal to a broad cross section of consumers. We are committed to developing and acquiring retail properties throughout the United States that individually, or in combination with other properties that we own, are capable of becoming the dominant retail properties in their markets.

     We have initiated a number of complementary strategies to achieve our primary business objective which is to increase shareholder value. Key aspects of our strategy include:

     o Focus on Enclosed Malls. We want to become a dominant REIT operator of enclosed malls. Over time, our goal is to have malls comprise 80% of our annualized minimum rent. Our strategy emphasizes conservative development of innovative malls such as the Polaris Fashion Place, an approximately 1.5 million square feet of GLA super regional mall in northern Columbus, Ohio, which opened in October 2001 and was developed through a joint venture, along with value-oriented super regional malls, like the approximately 1.3 million square foot of GLA Jersey Gardens in Elizabeth, New Jersey, which opened in October 1999. We will also seek to increase our mall portfolio through strategic acquisitions. We want our enclosed mall portfolio to consist of properties in the top 100 markets that are capable of becoming the dominant retail properties in those markets. Our decisions about acquisitions and sales of properties are made with this in mind.

     o Accelerate Internal Growth. We seek to accelerate internal growth by increasing shopping traffic, the number of our quality tenants and average rent per square foot. We also plan to selectively expand and renovate our properties, in order to improve the operating performance and value of our portfolio. Outsourcing certain labor intensive services, using integrated information systems and other technologies, and enhancing employee training also are important components of our effort to improve operating performance.

     o Selective Dispositions. We intend to sell selected non-core assets in order to allow us to focus on our mall portfolio. Assets targeted for sale include single tenant properties and certain community centers that offer only modest growth potential.

     o Strengthen Our Balance Sheet. We will work to reduce our debt-to-market capitalization ratio by using a significant portion of asset sale proceeds to reduce our debt, and by efforts to develop a continually maturing fixed rate debt schedule. We also currently intend to retain operating cash flow in excess of our existing dividend requirements.

     We offer a full complement of innovative management, leasing, development and acquisition capabilities. We were formed to continue the business of The Glimcher Company established in 1959 by Herbert Glimcher, our Chairman and Chief Executive Officer. Mr. Glimcher has been involved in the acquisition, leasing, management and development of retail properties for approximately 40 years. In addition to Herbert Glimcher, our senior management includes experienced professionals in development, leasing, finance, marketing, human resources and certain areas of the law. Our executive officers have an average of approximately 25 years of experience in their respective areas of expertise. We believe our management team possesses the skill and sophistication necessary to execute our strategy.

     Our management team handles property development. We believe our team approach to property management and our ability to develop high quality and innovative retail properties on a cost effective basis combined with our established relationships with national and regional tenants and our extensive experience in understanding the needs of local tenants provide us with strategic advantages over other retail property operators and developers in the market areas in which we compete.

     Glimcher Realty Trust conducts its business through Glimcher Properties Limited Partnership, a Delaware limited partnership. Glimcher Properties Corporation, a wholly owned subsidiary of Glimcher Realty Trust, is the sole general partner of Glimcher Properties Limited Partnership.

     Our principal executive offices are located at 20 South Third Street, Columbus, Ohio, 43215, and our telephone number is (614) 621-9000.


                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the common shares being offered hereby for the account of the Selling Stockholders. All sale proceeds will be received by the Selling Stockholders.


                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of common shares by the Selling Stockholders as of January 15, 2002, the beneficial ownership of common shares by the Selling Stockholders assuming the sale of all the common shares being offered by this prospectus, the number of common shares being offered, and the percentage of outstanding common shares beneficially owed by Selling Stockholders assuming the sale of all the common shares being offered.



                                                                  Percentage of
                   Number of                      Number of        Outstanding
                  Common Shares   Number of      Common Shares   Common Shares
                  Beneficially   Common Shares  Beneficially      Beneficially
  Name of          Owned Prior    Which May      Owned After      Owned After
 Selling             to the       be Offered      Offering and     Offering
Stockholder        Offering (1)    and Sold        Sale (2)        and Sale (3)
-----------       -------------  ------------   ---------------  --------------

Herbert Glimcher     2,220,710      895,000         1,325,710         4.39%

Michael P. Glimcher    576,797      282,000           294,797           *

William G. Cornely     262,500      243,333            19,167           *

George A. Schmidt      235,000      216,463            18,537           *

David J. Glimcher      192,167      177,500            14,667           *

Philip G. Barach        30,000       15,000            15,000           *

Oliver Birckhead        24,500        6,500            18,000           *

Wayne S. Doran           6,000        6,000                 0           0

Alan R. Weiler          70,234       15,000            55,234           *

Harvey Weinberg         16,850       11,500             5,350           *

William R. Husted      140,021      120,833            19,188           *

Scott T. McCarthy       20,000       20,000                 0           0

John P. Hoeller         67,500       65,000             2,500           *

------------------------
* Less than one percent of the issued and outstanding common shares of the Company.

(1)  Includes (i) 820,000, 232,000, 198,722, 171,852, 177,500, 15,000, 6,500,
     6,000, 15,00, 11,500, 103,056, 6,667 and 47,223 common shares issuable to each of Herbert Glimcher, Michael P. Glimcher, William G. Cornely, George
     A. Schmidt, David J. Glimcher, Philip G. Barach, Oliver Birckhead, Wayne Doran, Alan R. Weiler, Harvey Weinberg, William R. Husted, Scott T. McCarthy and John R. Hoeller, respectively, upon the exercise of options exercisable within 60 days held by such individuals pursuant to the employee benefit plans, (ii) 75,000, 50,000, 44,611, 44,611, 17,777, 13,333 and 17,777 common shares issuable to each of Herbert Glimcher, Michael P. Glimcher, William G. Cornely, George A. Schmidt, William R. Husted, Scott
     T. McCarthy and John R. Hoeller, respectively, upon the exercise of options exercisable greater than 60 days from the date hereof held by such individuals pursuant to the employee benefit plans, and (iii) 958,230, 157,189, 603,164, 17,617 and 16,088 common shares which may be issued by the Company to each of Herbert Glimcher, Michael P. Glimcher, David J. Glimcher, Alan R. Weiler and William R. Husted, respectively, upon the redemption of units of limited partnership interests of Glimcher Properties Limited Partnership held by such individuals.

(2)  Includes 958,230, 157,189, 603,164, 17,617 and 16,088 common shares which may be issued by the Company to each of Herbert Glimcher, Michael P. Glimcher, David J. Glimcher, Alan R. Weiler and William R. Husted, respectively, upon the redemption of units of limited partnership interests of Glimcher Properties Limited Partnership held by such individuals.

(3) Percent of class was computed based on 30,183,553 common shares outstanding as of January 10, 2002 and, in each Selling Stockholder's case, the number of common shares issuable upon the exercise of the options exercisable within 60 days held by such individuals, the number of common shares issuable upon the exercise of the options exercisable greater than 60 days from the date hereof and the number of common shares which may be issued by the Company upon the redemption of units of limited partnership interests of Glimcher Properties Limited Partnership held by such individuals, but does not include the number of common shares which may be issued by the Company upon the exercise of any other outstanding options or the number of common shares which may be issued by the Company upon the redemption of any other units of limited partnership interests of Glimcher Properties Limited Partnership.


                              PLAN OF DISTRIBUTION

     The Selling Stockholders and their family member who acquired the options through a gift or a domestic relations order, from time to time, may sell any or all of the common shares offered hereby on the New York Stock Exchange or any stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales may be made at market prices prevailing at the time of the sale or at negotiated or fixed prices. The shares may be sold by one or more of the following, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to the prospectus, as supplemented,
(c) an exchange distribution in accordance with the rules of such exchange, and
(d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, promulgated under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus, as supplemented. From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith. Sales may also take place from time to time through brokers pursuant to pre-arranged sales plans intended to qualify under Rule 10b5-1, promulgated under the Securities and Exchange Act of 1934, as amended, or the Exchange Act.

     All expenses of registration of the common shares and this prospectus (other than commissions and discounts of underwriters, dealers or agents), shall be borne by the Company.


                          DESCRIPTION OF CAPITAL STOCK

     The Company's Amended and Restated Declaration of Trust, as amended, also known as the Declaration of Trust, authorizes the Company to issue to up 100,000,000 shares of beneficial interest of the Company, consisting of common shares and such other types or classes of shares of beneficial interest as the Board of Trustees may create and authorize from time to time and designate as representing a beneficial interest in the Company. The Company is authorized to issue preferred shares in one or more series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Maryland law and as the Board of Trustees may determine by resolution. As of December 31, 2001, there were 5,118,000 9 1/4% Series B Cumulative Redeemable Preferred Shares (with a liquidation preference of $25 per share) of the Company issued and outstanding.

     The common shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Declaration of Trust and the Company's Bylaws.

     Subject to the preferential rights of any preferred shares and to the provisions of the Declaration of Trust, holders of the common shares are entitled to receive distributions when, as and if authorized and declared by the Board of Trustees, out of assets legally available therefore. Payment and authorization of distributions on the common shares and purchases of common shares by the Company may be subject to certain restrictions if the Company fails to pay distributions on its preferred shares. Upon any liquidation, dissolution or winding-up of the Company, holders of common shares will be entitled to share ratably in any assets legally available for distribution to them, after payment or provision for payment of the known debts and other liabilities of the Company and the preferential amounts owing with respect to any outstanding preferred shares of the Company.

     Subject to the provisions of the Declaration of Trust, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as provided with respect to any other class or series of shares, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election and the holders of the remaining common shares will not be able to elect any trustees.

     Holders of common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the Declaration of Trust regarding the restriction on transfer of shares of beneficial interest, common shares have equal dividend, liquidation and other rights.

     The transfer agent for the common shares of the Company is The Harris Trust and Savings Bank.


                                  LEGAL MATTERS

     Certain legal matters have been passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104. The legal authorization and issuance of the common shares being offered, as well as certain other legal matters concerning Maryland law, will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland.


                                     EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              AVAILABLE INFORMATION

     We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site at http://www.sec.gov.

     The Company has filed with the SEC a registration statement on Form S-8 (together with certain amendments, exhibits and schedules) under the Securities Act of 1933, as amended, with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the common shares offered hereby, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, which may be inspected and copied at the public reference facilities of the SEC referred to above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the full text of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     The Company furnishes shareholders with annual reports containing audited financial statements and with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.


                       DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

          1. Our annual report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on March 16, 2001;

          2. Our quarterly report on Form 10-Q for the quarter ended September 30, 2001 filed with the SEC on November 9, 2001;

          3. Our quarterly report on Form 10-Q for the quarter ended June 30, 2001 filed with the SEC on August 14, 2001;

          4. Our quarterly report on Form 10-Q for the quarter ended March 31, 2001 filed with the SEC on May 14, 2001;

          5. Our current report on Form 8-K filed with the SEC on April 25, 2001;

          6. Our current report on Form 8-K filed with the SEC on May 31, 2001;

          7. Our definitive proxy statement filed with the SEC on March 29, 2001;

          8. The description of the common shares contained in the Company's Registration Statement on Form 8-A, filed with the Commission on October 21, 1993, and the information thereby incorporated by reference contained in the Company's Registration Statement on Form S-11 (No. 33-69740), as amended by Amendments No. 1, 2, 3, 4 and 5, filed September 30, 1993, November 5, 1993, November 22, 1993, November 30, 1993, January 10, 1994 and January 19, 1994, respectively, under the heading "Description of Shares of Beneficial Interest."

          9. The description of the 9 1/4% Series B Cumulative Redeemable Preferred Shares contained in the Company's Registration Statement on Form 8-A, dated November 13, 1997, filed with the SEC on November 14, 1997.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:


                             Glimcher Realty Trust
                             20 South Third Street
                              Columbus, Ohio 43215
                                 (614) 621-9000
                            Attn: Investor Relations

           PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

     The following documents, which have been filed by the Company with the SEC, are incorporated by reference in this registration statement:

          1. Our annual report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on March 16, 2001;

          2. Our quarterly report on Form 10-Q for the quarter ended September 30, 2001 filed with the SEC on November 9, 2001;

          3. Our quarterly report on Form 10-Q for the quarter ended June 30, 2001 filed with the SEC on August 14, 2001;

          4. Our quarterly report on Form 10-Q for the quarter ended March 31, 2001 filed with the SEC on May 14, 2001;

          5. Our current report on Form 8-K filed with the SEC on April 25, 2001;

          6. Our current report on Form 8-K filed with the SEC on May 31, 2001;

          7. Our definitive proxy statement filed with the SEC on March 29, 2001;

          8. The description of the common shares contained in the Company's Registration Statement on Form 8-A, filed with the Commission on October 21, 1993, and the information thereby incorporated by reference contained in the Company's Registration Statement on Form S-11 (No. 33-69740), as amended by Amendments No. 1, 2, 3, 4 and 5, filed September 30, 1993, November 5, 1993, November 22, 1993, November 30, 1993, January 10, 1994 and January 19, 1994, respectively, under the heading "Description of Shares of Beneficial Interest."

          9. The description of the 9 1/4% Series B Cumulative Redeemable Preferred Shares contained in the Company's Registration Statement on Form 8-A, dated November 13, 1997, filed with the SEC on November 14, 1997.

     All documents that we subsequently file under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 before we file a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4.  Description of Securities.

     Not applicable.

Item 5.  Interests of Named Experts and Counsel.

     Not applicable.

Item 6.  Indemnification of Trustees and Officers.

     Under Maryland law, a real estate investment trust formed in Maryland is permitted to limit, by provision in its declaration of trust, the liability of trustees and officers to the trust or to its shareholders for money damages except for the liability of a trustee or officer resulting from (i) active and deliberate dishonesty established by a final judgment as being material to the cause of action or (ii) actual receipt of an improper benefit or profit in money, property or services. The Company's Amended and Restated Declaration of Trust, as amended, or (the Declaration of Trust), contains such a provision which eliminates such liability to the maximum extent permitted by the Maryland law.

     The Declaration of Trust of the Company authorizes it, to the maximum extent provided in its By-Laws, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any present or former trustee or officer or (b) any individual who, while a trustee of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer or partner, of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former trustee or officer of the Company. The Company's By-Laws obligate it, to the maximum extent permitted by Maryland Law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who, while a trustee or officer and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a trustee, director, officer or partner of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity, and (b) any present or former trustee or officer against any claim or liability to which he may become a party by reason of his service in that capacity unless it is established that
(i) his act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (ii) he actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful. In addition, the Company's By-Laws require it to pay or reimburse, in advance of final disposition of a proceeding, reasonable expenses incurred by a present or former trustee or officer made a party to a proceeding by reason of his status as a trustee or officer provided that the Company shall have received
(i) a written affirmation by the trustee or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the By-Laws and (ii) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The Company's By-Laws also (i) permit the Company to provide indemnification and payment or reimbursement of expenses to a present or former trustee or officer who served a predecessor of the Company in such capacity and to any employee or agent of the Company or a predecessor of the Company, (ii) provide that any indemnification or payment or reimbursement of the expenses permitted by the Company's By-

Laws shall be furnished in accordance with the procedures provided for indemnification and payment or reimbursement of expenses under Section 2-418 of the Maryland General Corporation Law, or the MGCL, for directors of Maryland corporations and (iii) permit the Company to provide such other and further indemnification or payment or reimbursement of expenses as may be permitted by
Section 2-418 of the MGCL for directors of Maryland corporations.

     The Company maintains a standard policy of officers' and directors' liability insurance.

Item 7.   Exemption from Registration Claimed.

     Not applicable.

Item 8.  Exhibits

     The following documents are filed as exhibits to this Registration
Statement:

Exhibit   Description of Exhibit

     4.1 Amended and Restated Declaration of Trust, incorporated by reference to the Company's Registration Statement on Form S-11 (File No. 33-69740), filed with the SEC on September 30, 1993.

     4.2 Amendment to the Company's Amended and Restated Declaration of Trust, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed with the SEC on March 21, 1995.

     4.3 Bylaws, incorporated by reference to the Company's Registration Statement on Form S-11 (File No. 33-69740), filed with the SEC on September 30, 1993.

     4.4 Specimen Certificate for Common Shares of Beneficial Interest, $.01 par value per share, incorporated by reference to the Company's Registration Statement on Form S-11 (File No. 33-69740), filed with the SEC on September 30, 1993.

     4.5 Glimcher Realty Trust 1993 Trustee Share Option Plan, incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company's Registration Statement on Form S-8, filed with the SEC on November 5, 1993.

     4.6  Glimcher Realty Trust 1993 Employee Share Option Plan, as amended.**

     4.7 Rights Agreement, dated as of March 9, 1999, between the Company and the Harris Trust and Savings Bank, as Rights Agent, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 12, 1999.

     5.1 Opinion of Ballard Spahr Andrews & Ingersoll, LLP, Maryland counsel to the Company, as to the legality of the common shares being registered hereby.**

     23.1 Consent of PricewaterhouseCoopers LLP.**

     23.2 Consent of Ballard Spahr Andrews & Ingersoll, LLP (included as part of
          Exhibit 5.1).**

---------------
*   Previously filed.
**  Filed herewith.

Item 9.  Undertakings.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registration pursuant to
     Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on January 22, 2002.

                                  GLIMCHER REALTY TRUST


                                  By: /s/ Herbert Glimcher
                                      ---------------------------
                                        Herbert Glimcher
                                        Chairman and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Herbert Glimcher and George A. Schmidt, and each or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments and documents in connection therewith) to the registration statement, and to file the same with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Name                              Title                            Date


/s/ Herbert Glimcher     Chairman, Chief Executive Officer    January 22, 2002
---------------------    (Principal Executive Officer)
Herbert Glimcher          and Trustee


/s/ Michael P. Glimcher  President and Trustee                January 22, 2002
---------------------
Michael P. Glimcher


/s/ William G. Cornely   Executive Vice President,            January 22, 2002
----------------------   Chief Operating Officer, Chief
William G. Cornely       Financial Officer, Treasurer
                         (Principal Financial and Accounting
                          Officer) and Trustee


/s/ George A. Schmidt    Executive Vice President,            January 22, 2002
----------------------   General Counsel, Secretary
George A. Schmidt        and Trustee

/s/ David J. Glimcher    Trustee                              January 22, 2002
----------------------
David J. Glimcher


/s/ Philip G. Barach     Trustee                              January 22, 2002
----------------------
Philip G. Barach


/s/ Oliver Birckhead     Trustee                              January 22, 2002
----------------------
Oliver Birckhead


/s/ Wayne S. Doran       Trustee                              January 22, 2002
----------------------
Wayne S. Doran


/s/ Janice Page          Trustee                              January 22, 2002
----------------------
Janice Page


/s/ Alan R. Weiler       Trustee                              January 22, 2002
----------------------
Alan R. Weiler


/s/ Harvey Weinberg      Trustee                              January 22, 2002
----------------------
Harvey Weinberg